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SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C.
209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GBM International, Inc**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10077 Grogan's Mill Road Suite 300

(No. and Street)

The Woodlands	**Texas**	**77380**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn   **281-367-0380**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas

(Name – *if individual, state last, first, middle name*)

5847 San Felipe Suite 2400	**Houston**	**Texas**	**77056**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMS
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Richard Nunn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GBM International_____ , as of __December 31_____ , 20 __05____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Financial Statements and Supplementary Information

December 31, 2005

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

Independent Auditors' Report

To the Board of Directors of
    GBM International, Inc. (a wholly-owned
    subsidiary of Portfolio Investments, Inc.,
    which is wholly-owned by GBM Grupo
    Bursatil Mexicano S.A. de C.V., Casa de Bolsa)

We have audited the accompanying statement of financial condition of GBM International, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GBM International, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 3, 2006



Member of Pannell Kerr Forster, a worldwide
alliance of independent accounting firms.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 23,351
Deposits held by clearing brokers, restricted	300,000
Receivable from nonaffiliated brokers and dealers	481,918
Receivable from affiliates	210,635
Receivables from employees	39,850
Securities owned - marketable, at market value	11,175
Total current assets	1,066,929
Property and equipment, net	130,690
Other assets	35,023
Total non-current assets	165,713
Total assets	$ 1,232,642

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$ 186,582
Federal income taxes payable	66,935
Deferred income taxes	8,305
Total liabilities	261,822
Commitment and contingencies	-
Stockholder's equity	
Common stock, no par value; 1,000 shares authorized;	
725 shares issued and outstanding	7,495,035
Accumulated deficit	(6,524,215)
Total stockholder's equity	970,820
Total liabilities and stockholder's equity	$ 1,232,642

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Operations

Year Ended December 31, 2005

Revenues	
Net dealer inventory and investment gain	$1,468,226
Commission income	1,323,395
Interest and dividend income	13,500
Other income	72,367
Total revenues	2,877,488
Expenses	
Employee compensation and benefits	799,911
Clearing, execution and commission fees	692,931
Research and terminal usage fees	412,936
General and administrative	369,364
Professional fees	340,571
Interest expense	58,535
Depreciation expense	23,622
Total expenses	2,697,870
Income before income tax expense	179,618
Income tax expense	(75,236)
Net income	$ 104,382

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Changes of Stockholder's Equity

Year Ended December 31, 2005

	Shares	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2004	725	$ 7,495,035	$(6,628,597)	$ 866,438
Net income	-	-	104,382	104,382
Balance at December 31, 2005	725	$ 7,495,035	$(6,524,215)	$ 970,820

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities
  Net income

$ 104,382

  Adjustments to reconcile net income to net cash provided by
    operating activities
      Unrealized gain on securities owned - marketable

(10,314)

      Depreciation

23,622

      Deferred income taxes

8,305

    Changes in operating assets and liabilities
      Receivable from nonaffiliated brokers and dealers

5,749

      Receivable from affiliates

(148,169)

      Securities owned - marketable, at market value

2,199

      Other assets

328,384

      Accounts payable and accrued liabilities

46,542

      Federal income taxes payable

(144,130)

      Net cash provided by operating activities

216,570

Cash flows from investing activities
  Purchase of property and equipment

(96,172)

  Deposits held by clearing brokers, restricted

(100,000)

      Net cash used by investing activities

(196,172)

Net increase in cash and cash equivalents

20,398

Cash and cash equivalents - beginning of year

2,953

Cash and cash equivalents - end of year

$ 23,351

Supplemental disclosure of cash flow information:
  Interest paid

$ 58,535

Supplemental disclosure of non-cash operating and investing activities:
  Leasehold Improvements obtained as office lease incentive

$ 58,140

See accompanying notes to financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 1 - Description of Business

GBM International, Inc. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer as an agent to its customers and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V., Casa de Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, International considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreements between International with ADP Clearing & Outsourcing Services, Inc. ("ADP"), Pershing, LLC ("Pershing") and Neuberger Berman, LLC ("Neuberger"), International is required to maintain a certain level of cash on deposit with ADP, Pershing and Neuberger which amounted to $300,000 at December 31, 2005. Should ADP, Pershing or Neuberger suffer a loss due to a failure of International's customer to complete a transaction, International is required to indemnify ADP, Pershing, or Neuberger to the extent of such loss. As of December 31, 2005, there were no amounts owed to these clearing brokers nor did the Company incur a loss during the year ended December 31, 2005 due to a customer's failure to complete a transaction.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities transactions (continued)

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the current period and are included in the caption net dealer inventory and investment gain. There were no net realized and unrealized foreign currency losses recorded in 2005. For purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair value of financial instruments

Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Options contracts

As an agent, International enters into various transactions involving written and purchased options to buy or sell securities. International has a variety of reasons to use options, such as an attempt to protect International against possible changes in the market value of its portfolio or for speculative purposes. As a writer of options, International receives a premium in exchange for giving the counterparty the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk will vary based on changes in the market value of the underlying instruments and is not limited to the premium received. As a purchaser of options, International pays a premium in exchange for obtaining the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk is limited to the premium paid by International. All option contracts are marked to market, with gains and losses recorded in income. There were no options outstanding at December 31, 2005.

Futures contracts

As an agent, International enters into various futures transactions either as a seller or buyer for both hedging and speculative purposes. In hedging transactions, International is at risk to the extent that the market value of the exposure being hedged (i.e., foreign currencies and interest rates) does not change in the opposite direction of the futures being used as the hedge. In speculative futures transactions, International is at risk to the extent that the market value of the exposure changes adversely to the position sold or purchased. All futures contracts are marked to market with unrealized gains and losses recorded in income. There were no futures contracts outstanding at December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 3 - Transactions with Affiliates and Related Parties

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2005. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer inventory income earned from GBM Mexico for 2005 was $1,898,255. Commission receivable from GBM Mexico is $102,015 at December 31, 2005 and is recorded as receivable from affiliates.

Furthermore, the Company from time to time may enter into transactions with affiliates in the normal course of doing business which are recorded within receivable from or payable to affiliates. As of December 31, 2005, there is $108,620 receivable from affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated Federal income tax return.

From time to time advances are made to employees by the Company. Advances made to employees during the year ended December 31, 2005 totaled $75,000 of which $35,150 has been repaid and $39,850 remains outstanding.

Note 4 - Securities Owned

Marketable securities owned consisted of the following at December 31, 2005:

	Cost	Market
U.S. securities		
Corporate stocks	$ 3,300	$11,175
Foreign securities		
Corporate stocks	2,199	-
	$ 5,499	$11,175

Note 5 - Property and Equipment, Net

Property and equipment, net consisted of the following at December 31, 2005:

	Estimated Useful Lives	2005
Office equipment	5 years	$ 48,059
Vehicles	5 years	20,441
Leasehold improvements	lease term	85,812
		154,312
Less accumulated depreciation		(23,622)
		$ 130,690

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 6 - Incomes Taxes

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets (liabilities) consist of the following at December 31, 2005:

	2004	Current Year Activity	Change in Valuation Allowance	2005
Unrealized gain (loss) on securities	$ 1,159	$ (3,837)	$ -	$ (2,678)
Rent incentive	-	(5,627)	-	(5,627)
	1,159	(9,464)	-	(8,305)
Valuation allowance	(1,159)	-	1,159	-
Deferred tax assets (liabilities)	$ -	$ (9,464)	$ 1,159	$ (8,305)

Income tax expense consisted of the following for the year ended December 31, 2005:

Current	$ 66,931
Deferred	8,305
Total	$ 75,236

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income, as a result of the following:

Tax at U.S. statutory rate	$ 61,070
Expenses not deductible for tax	5,735
Decrease in valuation allowance	(1,159)
Adjustment to prior year provision	9,590
Total	$ 75,236

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 7 - Commitments and Contingencies

Operating lease

International leases its office facility under a noncancellable operating lease which expires on August 31, 2010. The Company accounts for lease incentives, free rent and lease build-out allowances provided by the lessor, as deferred rent which is amortized to earnings on a straight line basis over the life of the lease which is 66 months. Deferred rent incentives at December 31, 2005 was $66,764. Future minimum lease payments for this lease at December 31, 2005, are as follows:

Year Ending December 31,	
2006	$ 56,202
2007	57,656
2008	59,109
2009	60,563
2010	40,698
	$274,228

Rent expense for the year ended December 31, 2005 was $29,171.

Security transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2005, International had not sold securities that it did not own and, therefore, was not obligated to purchase such securities at a future date.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 7 - Commitments and Contingencies (Continued)

Security transactions (continued)

During 2005, International did not pay the clearing brokers any amounts related to these guarantees.

International's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

Note 8 - Concentration of Market Risk

A portion of International's trading activities, as an agent, involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding are impacted by economic and business conditions in Mexico and South America.

Note 9 - Net Capital Requirements

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2005, International had net capital, as defined, of $551,112, which was $451,112 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was .475-to-1 at December 31, 2005.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Notes to Financial Statements

December 31, 2005

Note 10 - Subordinated Liabilities

International had no subordinated liabilities at any time during the year ended December 31, 2005. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2005.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity	$	970,820
Reductions and charges:		
Nonallowable assets:		
Property and equipment, net		130,690
Receivable from affiliates and employees		250,485
Petty cash		1,216
Other assets		35,379
Total nonallowable assets and charges, net		417,770
Net capital before haircuts on security positions		553,050
Haircuts on security positions		1,938
Net capital	$	551,112
Aggregate indebtedness	$	261,822
Percent of aggregate indebtedness to net capital		47.50%
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6-2/3% of		
aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	451,112
Reconciliation with the Company's computation (included in Part II		
of Form X-17-A-5) as of December 31, 2005		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	656,900
Audit adjustments for Federal income taxes and other		(105,788)
Net capital, per above	$	551,112

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2005

International is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as International is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

Independent Auditors' Report on Internal Control

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
GBM International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GBM International Inc. ("International") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission, (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by International, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and in Regulation 1.16 related to the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computation of minimum financial requirements pursuant Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International related to the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide


Member of Pannell Kerr Forster, a worldwide
alliance of independent accounting firms.

management with reasonable, but not absolute, assurance that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule l7a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the second paragraph above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the control environment and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of International for the year ended December 31, 2005, and this report does not affect our report thereon dated February 3, 2006.

During the course of performing the audit, several accounting adjustments were identified that effected several accounts and in the aggregate were deemed to be material. These audit adjustments appeared to be caused by inadequate transaction recording and closing procedures. Management is in the process of evaluating its transaction processing and closing procedures to determine cost effective design improvements to its internal control that would mitigate to a low level the risk that material errors or fraud would not be detected within a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CFTC Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of International's Board of Directors and management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers or Regulation 1.16 of the CFTC Act, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 3, 2006